SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

São Paulo, SP, Brazil, May 21st , 2018 - GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), pursuant to Article 30 of CVM Instruction No. 480/09, as amended, informs to the market that the Board of Directors, in a meeting held on May 11, 2018, resolved on the election of members of the Company’s Audit Committee, all of them with term of office until the Company’s Annual Shareholders’ Meeting to be held in 2020, as follows:

•        Tomás Rocha Awad: graduated in Business Administration from Getúlio Vargas Foundation, currently, Mr. Awad acts as Partner and Manager of Fundo de Investimentos 3R Investimentos. Over the last 10 years, he also acted as Partner of Fundo de Investimento LANDIX Real Estate Investments. At Gafisa, Mr. Awad is a sitting member of the Board of Directors.

•        Karen Sanchez Guimarães: graduated in Law from the University of São Paulo, with graduate studies in Contract Law from São Paulo Law School, with an MBA in Corporate Law from Getúlio Vargas Faculty– FGV. Currently, Mrs. Guimarães is (i) Legal Manager at GWI Real Estate. She served as (i) civil litigation attorney at Cosan Ind. e Com.; (ii) civil litigation attorney at WZ Advogados and (iii) member of the Fiscal Council of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. At Gafisa, she is a sitting member of the Board of Directors.

•        Eric Alexandre Alencar: graduated in Engineering from the University of São Paulo with an MBA from the University of Pennsylvania – The Wharton School. Currently, Mr. Alencar is the Chief Financial, New Businesses and Shared Services Officer at Grupo Oncoclinicas. Over the last five years, he also acted as Chief Financial and Investor Relations Officer at Cyrela Brazil Realty. At Gafisa, Mr. Alencar is a sitting member of the Board of Directors.

For additional information, please contact the Company’s Investor Relations Department.

GAFISA S.A.

Carlos Calheiros

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 21, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer